FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Cleveland Golf/Srixon Chooses Magic Software’s iBOLT Integration Suite

Press Release

Cleveland Golf/Srixon Chooses Magic Software’s iBOLT Integration Suite

Magic Software’s iBOLT Provides Business Process Integration Between Shopatron eCommerce Systems and Oracle JD Edwards ERP Systems Running on IBM Power7 Systems for IBM i

Or-Yehuda, Israel, January 27, 2011 – Magic Software Enterprises (NASDAQ:MGIC), a global provider of cloud and on-premise application platforms and business integration solutions, today announced an agreement with Cleveland® Golf/Srixon®, a manufacturer of PGA tour proven golf equipment, to provide information technology system integration between Cleveland® Golf’s eCommerce and Enterprise Resource Planning (ERP) systems.

Cleveland® Golf/Srixon®, of Huntington Beach, California, a subsidiary of SRI Sports, Ltd. of Japan, a Sumitomo Company, chose Magic Software’s iBOLT Integration Suite to orchestrate business processes and provide needed integration between Shopatron eCommerce and Oracle JD Edwards World ERP software. Magic Software’s data transformation, messaging and routing capabilities for IBM Power7 Systems running IBM i were also key to Cleveland® Golf’s decision.

“We needed a better way to automate the integration between our distribution system and our electronic commerce systems supporting the online market,” said Charles Chamberlain, Director of Information Technology at Cleveland® Golf. “Magic Software gives us the ability to integrate, interface and deliver information needed by our employees, management and customers by providing a stable interface platform.”

“Now that Cleveland® Golf/Srixon® has the infrastructure in place to automate business processes, Magic Software is eager to assist them with the implementation of integration projects through the offering of technical support and services,” said Regev Yativ, CEO of Magic Software Enterprises Americas. “We look forward to a long and fruitful business relationship with this highly respected leader in the innovation of new golf products and technologies.”

About Cleveland Golf/Srixon
Cleveland® Golf, Srixon®, Never Compromise® and Cleveland Classics™ apparel are brands owned by SRI Sports Limited. With corporate headquarters based in Kobe, Japan, SRI Sports is the fourth largest golf company in the world, as well as one of the world’s leading patent holders in golf ball technology. For more information, please contact Keith Patterson, PR/Media Relations Manager (714.889.5808) or visit us online at www.clevelandgolf.com, www.srixon.com,  www.nevercompromise.com and www.clevelandclassicsapparel.com.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platforms and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, the integration of the newly acquired IT services assets and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. Oracle is a registered trademark of Oracle Corporation and/or its affiliates.  All other trademarks are the trademarks of their respective owners.

Magic Software Media Contacts:

USA Cathy Caldeira Metis Communications Tel: +1-617-236-0500 Email: magicsoftware@metiscomm.com	Global Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Cleveland Golf/Srixon Chooses Magic Software’s iBOLT Integration Suite

Exhibit 10.1